UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the period ended September 17, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number 333-113444

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

CONTINENTAL AIRLINES, INC.
2004 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Airlines, Inc.
1600 Smith Street, Dept. HQSEO
Houston, Texas 77002

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Financial Condition - September 17, 2010 and December 31, 2009	4

Statements of Income and Changes in Plan Equity - Period from January 1, 2010 to September 17, 2010 and Years Ended December 31, 2009 and 2008	5

Notes to Financial Statements - September 17, 2010	6-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Participants
Continental Airlines, Inc.
   2004 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan (the "Plan") as of September 17, 2010 and      December 31, 2009, and the related statements of income and changes in plan equity for the period from January 1, 2010 to September 17, 2010 and the years ended December 31, 2009 and 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, Continental Airlines, Inc. terminated the Plan effective September 17, 2010, and has completed its liquidation.  In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting from the ongoing plan basis used in presenting the 2009 and 2008 financial statements to the liquidation basis used in presenting the financial statements for the period from January 1, 2010 to September 17, 2010.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 17, 2010 and December 31, 2009, and the related statements of income and changes in plan equity for the period from January 1, 2010 to September 17, 2010 and the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ MFR, P.C.

Houston, Texas
March 29, 2011

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
September 17, 2010 and December 31, 2009

	September 17, 2010	December 31, 2009

Asset - receivable from Plan Sponsor	$ -	$ 3,185,091

Liabilities:
Distributions due to Plan participants for the purchase of stock	-	(3,185,091)

Plan equity	$ -	$ -

See accompanying notes to financial statements.

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity
Period from January 1, 2010 to September 17, 2010 and
Years Ended December 31, 2009 and 2008

	Period from January 1, 2010 to September 17, 2010	December 31, 2009	December 31, 2008

Additions to plan equity - participant contributions, net	$ 8,838,865	$6,294,488	$13,338,387

Deductions from plan equity:
Distributions to Plan participants for the purchase of stock	(8,838,865)	(6,294,488)	(12,730,457)
Withdrawals from Plan	-	-	(607,930)

Change in plan equity	-	-	-

Plan equity:
Beginning of period/year	-	-	-

End of period/year	$ -	$ -	$ -

See accompanying notes to financial statements.

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 17, 2010

1.           DESCRIPTION OF PLAN
The Continental Airlines, Inc. 2004 Employee Stock Purchase Plan (the "Plan") was a self-funded contributory stock purchase plan which, prior to termination, provided Continental Airlines, Inc. (the "Plan Sponsor" or the "Company") and participating Company employees (“Participants”) the option to purchase Continental Airlines, Inc. Class B common stock (the "stock") at a discounted price.  The following description provides only general information.  Participants should refer to the Plan for a complete description of the Plan's provisions.

General - The Plan was adopted by the Plan Sponsor during 2004 to allow eligible employees to purchase up to an aggregate of 3,500,000 shares of Plan Sponsor stock at a discounted price.  The Plan was amended in February 2009 such that up to an aggregate of 6,500,000 shares was available to be purchased by eligible employees through the Plan.  Any employee of the Plan Sponsor who was employed on a grant date (on the first day of each January, April, July and October) was eligible to participate in the Plan as of such grant date.  The purchase price per share offered under the Plan with respect to any grant date was equal to 85% of the lower of the fair market value of the stock on the date of grant or on the last day of the applicable fiscal quarter.  However, in any event, the minimum purchase price paid by a Participant was not less than $10 per share.  Further, if the fair market value of a share of stock on the date of grant or the last day of the fiscal quarter resulted in a purchase price less than the $10 per share minimum price, then the purchase price was $10 per share.  This could have resulted in a purchase price that was greater than 85% of the fair market value of the stock on the date of grant or on the last day of the applicable fiscal quarter.  The purchase price per share could not have been more than the fair market value of a share of stock on the last day of the fiscal quarter.  Participant contributions would have been returned to the Participant if the fair market value of a share of stock on the last day of the fiscal quarter was less than $10.  Unless an employee previously withdrew from the Plan, shares were issued as soon as practical after the end of the fiscal quarter based on contributions for that quarter.  Employee payroll deductions under the Plan were included within the general funds of the Plan Sponsor and were subject to the creditors of the Plan Sponsor.

During the period from January 1, 2010 to September 17, 2010, Participants purchased 506,568 shares of Company stock.  During the year ended December 31, 2009, 559,426 shares of Company stock were purchased by Participants.  During the year ended December 31, 2008, 1,054,741 shares of Company stock were purchased by Participants.  Including the purchases made with the 2010 period Participants’ contributions, Participants purchased an aggregate of 4,065,994 shares of Company stock under the Plan.

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan was terminated on September 17, 2010.  See Note 4 for further discussion of the Plan’s termination.

Contributions - Contributions were made by Participants who each designated a percentage to be deducted from his or her eligible compensation for each pay period.
Each Participant's contributions were not less than 1% nor exceeded 10% of his or her eligible compensation (with a maximum limit of $25,000 of fair market value of stock per year).  No interest was paid or credited to any Participant for Plan contributions.  A Participant could have, upon request, withdrawn his or her total contributions, suspended or resumed his or her payroll deductions and, on one occasion during each purchase period, reduced his or her contributions prospectively.

Withdrawals – Withdrawals represented a return of contributions to Participants since the cumulative number of shares issued under the Plan reached the originally authorized 3,000,000 shares during the last quarter in 2008.  The Plan was amended in February 2009 to add an additional 3,500,000 shares to the Plan.

Administrative Expenses - The former Human Resources Committee of the Board of Directors of the Plan Sponsor administered the Plan.  The expenses of administering the Plan were paid by the Plan Sponsor.

Vesting - At all times, each Participant had a fully vested right to all cash amounts withheld from his or her paychecks.  For a period of six months after the date of purchase, a Participant was not permitted to sell or otherwise transfer or dispose of the shares issued in connection with such purchase.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As a result of the termination of the Plan, the financial statements for the period from January 1, 2010 to September 17, 2010 are presented using the liquidation basis of accounting and the financial statements for the years ended December 31, 2009 and 2008 are presented using the ongoing plan basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for Participant-initiated withdrawals occurring prior to the last day of the option period.  The liability due to Participants represents accumulated payroll deductions that were to be used for the purchase of Plan Sponsor stock on behalf of the Participants.  As of liquidation date on September 17, 2010, no receivable or payable existed.  See note 4.

CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	INCOME TAXES
The right to purchase shares of stock under the Plan was intended to constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and such shares, for tax purposes, were treated in accordance with the provisions thereof.

An employee was not considered to have income for federal income tax purposes from the granting of a right to purchase shares.  Amounts deducted from an employee's compensation did not reduce the amount of his or her income for tax purposes.

4.	TERMINATION OF THE PLAN
The Company entered into a merger agreement, dated May 2, 2010, among UAL Corporation, the Company and JT Merger Sub Inc. (the “Merger Agreement”).  Pursuant to the Merger Agreement, the Company was required to terminate the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan as of September 17, 2010.  As such, for the calendar quarter beginning on July 1, 2010, all options outstanding under the Plan were accelerated to September 17, 2010 and no new options to acquire shares of Company stock were granted under the Plan from and after September 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized official.

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

Date: March 29, 2011	by:	/s/ Chris Kenny
Chris Kenny
Vice President and Controller
(Principal Accounting Officer)

INDEX TO EXHIBITS OF
CONTINENTAL AIRLINES, INC.
2004 EMPLOYEE STOCK PURCHASE PLAN

23	Consent of Independent Registered Public Accounting Firm